FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                               London EC3N 4HJ,
                                    England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)



         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

         On September 24, 2003, Granite Mortgages 03-3 plc issued and sold certain notes under Registration Statement No. 333-107463. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.


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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 03-3 PLC

                                   By: L.D.C. Securitisation Director No. 1
                                   Limited

                                   By:     /s/ Ian Bowden
                                          ---------------------------
                                   Name:  Ian Bowden

                                   Title: Director
Date: October 16, 2003

                                   GRANITE FINANCE FUNDING LIMITED


                                   By:     /s/ Nigel C. Bradley
                                          ---------------------------
                                   Name:  Nigel C. Bradley

                                   Title: Director
Date: October 16, 2003

                                   GRANITE FINANCE TRUSTEES LIMITED


                                   By:     /s/ Richard Gough
                                          ---------------------------
                                   Name:  Richard Gough

                                   Title: Director
Date: October 16, 2003


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



                                    ANNEX A

                                 Exhibit index

Exhibit No.       Description of Exhibit                                        Sequential Page Number
1.1               Underwriting Agreement
4.1.1             Third Amended and Restated Intercompany Loan Terms and Conditions
4.1.2             Intercompany Loan Confirmation (Granite 03-3)
4.2               Seventh Amended and Restated Mortgages Trust Deed
4.4               Deed of Charge (Granite 03-3)
4.5.2             Deed of Accession to Funding Deed of Charge
4.6               Trust Deed (Granite 03-3)
4.7               Paying Agent and Agent Bank Agreement (Granite 03-3)
4.8               Third Amended and Restated Cash Management Agreement
4.9               Cash Management Agreement (Granite 03-3)
4.10              Third Amended and Restated Administration Agreement
4.11              Post-Enforcement Call Option Agreement (Granite 03-3)
10.1              Basis Rate Swap Agreement (Granite 03-3)
10.2.1            Dollar Currency Swap Agreement for Series 1 Class A1 Notes (Granite 03-3)
10.2.2            Dollar Currency Swap Agreement for Series 1 Class A2 Notes (Granite 03-3)
10.2.3            Dollar Currency Swap Agreement for Series 1 Class A3 Notes (Granite 03-3)
10.2.4            Dollar Currency Swap Agreement for Series 1 Class B Notes (Granite 03-3)
10.2.5            Dollar Currency Swap Agreement for Series 1 Class M Notes (Granite 03-3)
10.2.6            Dollar Currency Swap Agreement for Series 1 Class C Notes (Granite 03-3)
10.3.1            Euro Currency Swap Agreement for Series 2 Class A Notes (Granite 03-3)
10.3.2            Euro Currency Swap Agreement for Series 2 Class B Notes (Granite 03-3)
10.3.3            Euro Currency Swap Agreement for Series 2 Class M Notes (Granite 03-3)
10.3.4            Euro Currency Swap Agreement for Series 2 Class C Notes (Granite 03-3)
10.4              Start-up Loan Agreement (Granite 03-3)
10.5.1            Sixth Amended and Restated Master Definitions Schedule
10.5.2            Master Definitions Schedule (Granite 03-3)
10.6.1            Corporate Services Agreement (Granite 03-3)

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